

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2021

Robert M. McNutt
Chief Financial Officer
Lamb Weston Holdings, Inc.
599 S. Rivershore Lane
Eagle, Idaho 83616

       Re: Lamb Weston Holdings, Inc.
           Form 10-K for the Fiscal Year Ended May 31, 2020
           Form 10-Q for the Fiscal Quarter Ended November 29, 2020
           Form 8-K furnished January 7, 2021
           File No. 001-37830

Dear Mr. McNutt:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Manufacturing